UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of December, 2009
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT
1. A company announcement made on December 25, 2009.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)
Date: December 28, 2009	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

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For Immediate Release

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: December 25, 2009
URL: http://www.komatsu.com/
Komatsu to Establish Sales and Service Subsidiary in Australia
Komatsu Ltd. (hereinafter “Komatsu”) (President and CEO: Kunio Noji) has decided to clearly separate the operations of Komatsu Australia Pty. Ltd. (hereinafter “Komatsu Australia”) (Equity holding ratios: 60% by the Komatsu Group and 40% by Mitsui & Co., Ltd.). A distribution subsidiary engaging in sales and service of construction and mining equipment in Australia and neighboring countries (hereinafter “Oceania”), Komatsu Australia will be divided into two functions of production and sales/service. While continuing to be involved in the production-related operations, such as inventory management of new equipment and parts, local assembly of new equipment and installation (refabrication of equipment) and remanufacturing (sales of remanufactured components), Komatsu Australia is going to establish a new subsidiary which will be exclusively responsible for the customer-oriented operations (sales and service of equipment).
1. Reasons for the Establishment of New Subsidiary
Komatsu Australia has operated as a sales and service distributor of Komatsu construction and mining equipment over the years in Oceania which has rich natural resources. Market demand has been steadily growing, centering on mining equipment, and Komatsu believes that similar market conditions will continue into the future. Against this backdrop, Komatsu has determined that it is appropriate to separate Komatsu Australia’s functions and clearly define the respective responsibilities by establishing the new company which will exclusively engage in sales and service operations in order to enhance its customer support capability. As a result, Komatsu Australia will be better positioned to further improve the efficiency of its production-related operations, such as inventory management of new equipment and parts, local assembly of new equipment and installation and remanufacturing. Komatsu Australia will also reinforce its collaboration with other Komatsu manufacturing subsidiaries to improve its QC&D (quality, cost and delivery) capabilities, while offering support to the new sales and service subsidiary.
2. Method of Establishment
Komatsu Australia is going to establish its wholly owned subsidiary which will be responsible for sales and service of Komatsu construction and mining equipment in Oceania. Komatsu Australia will remain responsible for its production-related operations, such as inventory management of new equipment and parts, local installation and remanufacturing.

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3. Outline of the New Company
1)	Name: To be decided.

2)	Address: Level 1, 2 Richardson Place Riverside Corporate Park, North Ryde NSW 2113, Australia

3)	Representative: To be decided.

4)	Line of business: Sales and service of construction and mining equipment in Oceania

5)	Capital: To be decided.

6)	Date of establishment: April 2010

7)	Equity holding ratio: 100% by Komatsu Australia
4. Schedule for Establishment
For start-up of operations by the new company in April 2010, Komatsu Australia plans to submit all necessary applications to concerned authorities for corporate registration, approval and license in due time.
5. Outlook
There will be no effect on Komatsu’s consolidated business results for the current fiscal year, ending March 31, 2010.
6. Outline of Komatsu Australia
1)	Name: Komatsu Australia Pty. Ltd.

2)	Address: Level 1, 2 Richardson Place Riverside Corporate Park, North Ryde NSW 2113, Australia

3)	Representative: William Pike, President

4)	Line of business: Sales and service of construction and mining equipment, local assembly of new equipment, installation, remanufacturing and other pertinent operations.

5)	Capital: A$21 million

6)	Equity holding ratios: 60% by the Komatsu Group and 40% by Mitsui & Co., Ltd.
(END)

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